Filed by Coda Music Technology, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to
             Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

                                   Subject Company:  Coda Music Technology, Inc.
                                                        Commission File: 0-26192


FOR IMMEDIATE RELEASE         CONTACT:      Barb Remley, Coda 952-937-9611

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CODA ANNOUNCES THAT NET4MUSIC HIRES ONE OF UK'S TOP EDUCATIONAL
PUBLISHING EXECUTIVES

Minneapolis, MN, USA, September 28, 2000--Coda Music Technology, Inc. (NASDAQ:COMT) is successfully moving its strategic merger with Net4Music SA forward as announced August 27, 2000, currently targeted to be complete on October 19, 2000. As they get closer to this merger the activities of both companies become more important to the financial community and others who have followed Coda. To that end, Coda management is informing you of important events at Net4Music.

Net4Music, the premier Internet resource for musicians, announced September 19th that British educational music publishing expert Mark Mumford has joined the company as its Vice President of Education. Mumford, the former Head of Publishing for the International Music Publications division of Warner Music Group, has managed the marketing, licensing, and editorial content of some of the world's largest educational and popular printed music catalogs, including those of Warner/Chappell, EMI Music Publishing and the Music Sales Group.

The hire is the latest in a series of educational initiatives undertaken by Net4Music. As the combined company of Coda Music Technology and Net4Music SA expands the products and services it offers educators and students online, Mumford will be instrumental in developing strategies for reaching the educational market.

"The flexibility and immediacy of the Internet offers us a way to stop the decline in the number of people who want to learn, make, compose and print music," said Mumford. "Combining Net4Music's unsurpassed catalog of digitized sheet music and strong copyright protection technology with some of the most often used software tools in the academic world, we can begin to revolutionize music education."

Mumford plans to make some changes to the look and feel of the Net4Music.com site, providing a more personalized experience for educators and consumers alike.

Mumford studied flute, piano and music theory in Cardiff, UK, and graduated in 1987. After teaching and working as a freelance musician for several years, he worked his way up from Sales Manager at Rose Morris Music Store to the manager of International Music Publications' Educational Division. At IMP, Mumford was responsible for the entire educational publishing process, from editorial and creative development to marketing and distribution. Following a short time as Education Sales and Marketing Manager for the Music Sales Group in 1998, Mumford returned to IMP, and in November 1999, he was named Deputy Managing Director & Director of Publishing - a post that required him to report directly to the CEO of Warner Brothers Publications.

 "Mark Mumford has spent the majority of his career working in or marketing to the music education community," said Net4Music CEO Francois Duliege. "We are extremely excited about the insight he can bring to our organization. He will be instrumental in our efforts to meet the needs of music instructors and students around the world."



About Net4Music:
Net4Music is a company for musicians, by musicians. Using Internet technology, Net4Music has revolutionized the distribution of sheet music by licensing the digital distribution rights to the world's largest catalog of titles from all music genres and offering secure downloads of this sheet music. Net4Music's innovative services empower the music end user by providing musicians and composers with immediate access to one of the largest collections of musical scores along with unparalleled copyright protection for music publishing. Through Net4Music's web site, musicians can reference and download sheet music for faster, easier and safer distribution than was previously possible. With its cutting-edge services and growing number of strategic partnerships, Net4Music is fast becoming the premier online portal for musicians.

                                      # # #
Coda Music Technology and/or its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Coda Music Technology with respect to Coda's merger with Met4Music. Information regarding such officers and directors is included in Coda Music Technology's annual report on Form 10-KSB for the year ended December 31, 1999 filed with the SEC on March 27, 2000. This document is available free of charge at the SEC website at www.sec.gov and from the Coda Music Technology contact listed above.

THIS PRESS RELEASE IS BEING FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND IS DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES. SHAREHOLDERS OF CODA MUSIC TECHNOLOGY AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT - PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 FILED BY CODA MUSIC TECHNOLOGY IN CONNECTION WITH THIS TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. THE REGISTRATION STATEMENT IS AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM CODA MUSIC TECHNOLOGY THROUGH THE CONTACT LISTED ABOVE.

Safe Harbor Statement. This release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which reflect Coda's current views of future events and financial performance, involve known and unknown risks and uncertainties which could cause actual results or facts to differ materially from such statements for a variety of reasons including, but not limited to, the risks described from time to time in Coda's reports to the Securities and Exchange Commission (including Coda's Annual Report on Form 10-K). Investors should take such risks into account when making investment decisions. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Coda undertakes no obligation to update publicly or revise any forward-looking statements.